FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of the Securities Exchange Act of 1934

For the Month of June 2006

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached hereto is Registrant’s press release dated June 12, 2006 announcing that Gilat’s SkyEdge platform has been selected by Cisco for tested interoperability with Cisco IP VSAT WAN Module for satellite communication solutions.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: June 13, 2006

Gilat’s SkyEdge platform selected by Cisco for tested interoperability with Cisco IP VSAT WAN Module for satellite communication solutions

Spacenet and Satlynx are among the first existing service providers operating Gilat’s SkyEdge system to offer satellite service compatible with Cisco VSAT NM

Petah Tikva, Israel, June 12, 2006 – Gilat Satellite Networks, Ltd. (Nasdaq: GILT), today announced that its SkyEdge hub has met the Cisco Technology Developer Program criteria for interoperability with the CiscoVSAT NM for the Cisco 2800 and 3800 – series Integrated Services Routers and the Cisco 2600XM, 2691 and 3700 – series access routers. The Cisco VSAT NM provides Cisco integrated services router customers with the ability to maintain highly secure voice, video, data and wireless communications over high-speed satellite links.

Additionally, Spacenet and Satlynx are among the first existing SkyEdge service operators to offer satellite services compatible with the Cisco VSAT NM. Spacenet, Gilat’s wholly owned subsidiary, delivers satellite managed services in the United States while Satlynx delivers satellite managed services in Europe, Middle East and Northern Africa.

This interoperability enables VSAT service providers worldwide who operate Gilat’s SkyEdge hub to provide satellite services using the Cisco VSAT NM and collaborate with Cisco on helping new and existing Cisco customers deploy broadband satellite networking solutions for business continuity and backup, emergency and disaster recovery, video and content distribution and primary connectivity for rural and remote locations.

“Spacenet delivers services to more than 80,000 VSATs and approximately 100 government and enterprise customers nationwide. The ability to support and service Cisco customers is exciting and we are working closely with Cisco on several new opportunities,” said Spacenet’s Acting CEO Glenn Katz. “Valero Energy is an example of a Spacenet SkyEdge customer deploying the Cisco VSAT NM,” he added.

“Delivering services in over 70 countries worldwide requires a high level of flexibility from our infrastructure. Selecting a SkyEdge platform has provided us with operational flexibility along with other useful functionality. The ability to support Cisco customers using the Cisco VSAT NM is a great addition to Satlynx’s capabilities and was among the reasons for Satlynx to select the SkyEdge,” said Paul Heinerscheid, President & CEO of Satlynx.

Heinerscheid added, “With over one million Cisco Integrated Services Routers already deployed worldwide and an additional large existing installed base of relevant routers, we are delighted to be able to work with Cisco.”

The Cisco Technology Developer Program sets criteria for interoperability testing and helps leading product and service firms to deploy innovative business solutions. The program provides enterprise or service provider customers with information regarding Cisco Technology Developer Partner products and services that the Cisco Technology Developer Partner believes meet the program’s criteria for interoperability with Cisco networking technology.

“Cisco supports open, IP-based architectures and shares a commitment to interoperable solutions with Gilat, an experienced and innovative satellite networking leader. Through this vision, the Cisco Technology Developer Program delivers the power of choice to VSAT service providers worldwide and the ability to extend the Cisco end-to-end architecture to satellite communications,” said Sunny Mahant, Product Line Manager for Cisco’s Access Technology Group. “With the Cisco Technology Developer Program member offerings, such as the Gilat SkyEdge satellite hub system, customers can deploy a broad range of business solutions that foster innovation and drive rapid adoption of business-critical technologies.”

Gilat’s Chairman and CEO Amiram Levinberg said, “Teaming with Cisco in developing and marketing interoperable networking solutions truly differentiates Gilat in the VSAT market and shows our commitment to provide our customers with an edge beyond the latest technology, via its cooperation with market leaders. We believe Cisco’s interest to add satellite communication capability into its enterprise routers is good news for the satellite industry in general as it expands the addressable market for satellite communication technology and services. With tested interoperability of the Gilat SkyEdge hub and the Cisco VSAT NM, end user customers can be confident that together we can meet their ever-changing demands.”

Further information with regard to Gilat’s membership within the Cisco Technology Developer Program can be found at:

http://www.cisco.com/pcgi-bin/ctdp/displayProfile.pl?PARTNER_ID=46847

Further information with regard to the Cisco VSAT NM can be found at:

www.gilat.com

About SkyEdge

Gilat’s SkyEdge provides a satellite communications platform that delivers high-end voice, data and video services over a single, powerful system. It represents Gilat’s deep knowledge base and field-proven product offering, acquired through nearly two decades of experience. SkyEdge’s flexible architecture and efficient space segment utilization make it an ideal platform for operators and service providers. Approximately 100 SkyEdge hubs have been delivered worldwide.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 600,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and three service facilities worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Shira Gafni, Director of Corporate Marketing
Tel. + 972-3-925-2406; shirag@gilat.com